EXHIBIT 99.8

Insider Trading Policy

This policy applies to all employees, directors, advisors, Key Holders of Veri Medtech Holdings and its affiliates. The securities of Veri Medtech Holdings, Inc.(“VRHI”) are traded on the OTC Markets (“OTC”). VRHI, as well as its “insiders” – officers, directors, advisors, Key Holders, significant security holders and all Veri Medtech employees – are subject to the securities laws of the United States. These laws impose harsh penalties if insiders at any level of a company – or others – buy or sell that company’s securities on the basis of material information that is not available to the public.

NON-PUBLIC INFORMATION IS HIGHLY SENSITIVE

As a public company, VRHI is required to keep the public advised of material information1 about its businesses. It does so by making timely routine and non-routine disclosures through news releases to the media and filings with the Securities and Exchange Commission (“SEC”) and OTC. VRHI is also required to prevent selective leaks of this information to individuals or narrow groups and avoid inadvertent disclosures when release would be inappropriate.

Material non-public information is highly confidential and should be kept strictly secret until such time as VRHI formally discloses it to the public, the SEC and the OTC. Any later discussion of publicly disclosed information with non-employees should be restricted only to the publicly-released information.

DO NOT TRADE ON NON-PUBLIC INFORMATION

Any person who is employed in VRHI’s operations – not just an officer or director – may come into knowledge of material information concerning VRHI’s business, plans and activities; therefore:

No person, regardless of his or her position with VRHI, may buy or sell shares of VRHI while in possession of material non-public information about VRHI or any of its affiliates.

1 While there is no simple definition that can be applied with mechanical precision, information is considered “material” if a reasonable investor would consider it important in reaching his or her investment decisions. It is impossible to catalog all material information, but the following items illustrate the sorts of things that can give rise to it:

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a significant new project

a significant merger, acquisition or divestiture

quarterly or annual financial results

changes in previously disclosed financial information

an unusual increase or decrease in distributions

a proposed issuance of securities or debt

significant litigation

a share repurchase program

a change in control or significant change in management or operations

In addition, no person, regardless of his or her position with Veri Medtech or VRHI, may buy or sell securities of any third party (or any derivatives thereof) while in possession of material non-public information about such third party or any of its affiliates that may have been obtained in connection with such person’s services performed for or on behalf of Veri Medtech, VRHI or any of their respective affiliates.

If in Doubt. If any doubt exists about what amounts to material non-public information or whether you are in possession of it, contact Securities Counsel (Clifford J. Hunt) to obtain clarification before you make a trade. As stated in the Veri Medtech Code of Conduct, failure to comply with federal securities law prohibitions against trading in publicly held securities while in possession of material, nonpublic information may be a criminal offense in many instances.  Violation of insider trading laws is prohibited by the Code of Conduct as well as this Insider Trading Policy and constitutes grounds for immediate termination of employment.

Exception for Rule 10b5-1 Trading Plans. An exception to this general prohibition has been created by the SEC for insider transactions executed under trading plans that establish formulas or independent individuals for making trades, isolate the persons with insider information from trading decisions and otherwise meet Rule 10b5-1 requirements2. Any employee, officer, director, advisor wishing to establish a Rule 10b5-1 trading plan must have the plan reviewed and approved by Securities Counsel (Clifford J. Hunt) before it is implemented. All trades under such a plan by directors, executive officers and significant holders (collectively, “Key Holders”) must be reported on Form 4 or Form 5 to the SEC, in a similar manner as their transactions that are executed outside of such a plan.

No Tipping. Additionally, no insider who possesses material, non-public information should hint or give “tips” – about any confidential/non-public activities of VRHI, any third party or their respective securities to anyone. This means material non-public information cannot be passed to or used by spouses or other relatives, friends or acquaintances. If any person trades on material non-public information received by a tip, that person and the person giving the tip would be liable under the securities laws. The SEC uses very sophisticated tools to determine the relationships of persons trading in a company’s securities and has prosecuted many who have traded on inside-information “tips” provided by family members, friends and associates.

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2 Rule 10b5-1 protects an insider against liability for trading on material non-public information in the case of transactions executed under a trading plan or arrangement that was entered into: 1) at a time the insider is not aware of material nonpublic information, and 2) either a) specifies – or establishes a written formula or algorithm or a computer program for determining – the amounts, prices and dates of transactions or b) engages another party to make the transactions in a manner that prevents the insider from exercising any influence over how, when or whether transactions occur.

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ONLY BUY AND SELL SHARES WITHIN A “TRADING WINDOW”.

Management encourages each person employed in the operations of VRHI to become a shareholder in VRHI. In this connection, we also recognize that employees who are shareholders need to buy or sell their shares from time to time in the course of managing their financial affairs. Therefore, to meet these needs, and to prevent inappropriate insider trading of VRHI’s common shares, the following policy applies to each officer (wherever located), director, advisory and each person employed in the corporate offices:

Employees based in the corporate offices and all officers (wherever located), officers, directors, advisors, Key Holders of VRHI may buy and sell common shares of VRHI only while VRHI’s trading window is open.3

Trading Windows. VRHI’s “trading window” opens on the first business day after the date on which it issues its press release for annual and quarterly financial results and remains open, unless earlier closed by VRHI, through the end of the calendar quarter in which such press release is issued. For example, if VRHI releases financial results on Monday the 28th of November, the trading window opens and you may start trading on Tuesday November 29th. You may continue to make otherwise authorized trades through the end of such calendar quarter – in this case, December 31st. All employees are subject to the prohibition against trading on material non-public information.

Special Restrictions May Apply. There may be times when persons involved in VRHI’s potential transactions or projects (sources of material non-public information) will be placed on notice that they cannot trade in VRHI’s shares until the transaction/project is either canceled or announced to the public. Such special restrictions will override any trading window and under certain circumstances could also apply to Rule 10b5-1 trading plans.

Reporting. When VRHI becomes an SEC fully-reporting issuer, Key Holders of VRHI will use a Form 4 to report all transactions in VRHI’s securities (including the granting and exercise of options) to the SEC by the second business day following the transaction. As a non-SEC company, Key Holders will report any securities transactions on OTC Markets, within 2 business days.  To assure that this very short deadline is met, all trades by Key Holders (other than purchases made pursuant to a company-sponsored employee stock purchase plan (“SPP”) or a company-sponsored distribution reinvestment plan (“DRIP”)).

Additional Restrictions for Key Holders. Key Holders of VRHI may buy and sell shares of VRHI only when the Trading Window for VRHI is open, even if such Key Holder is not an officer or director of VRHI.

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3 An exception to this requirement is also provided by the SEC in the case of transactions executed under Rule 10b5-1 trading plans.

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Check Before a Major Trade. Before he or she buys or sells more than $25,000 of shares of VRHI, any officer, employee, director, advisory, Key Holder is urged to, check with the Securities Counsel (Clifford J. Hunt, Esq.) to make sure there is no pending, unannounced major matter or other consideration that might further restrict such person’s ability to trade. It could be that VRHI’s management is involved with or preparing to announce something significant about itself while a trading window is open; and in such case a sizeable trade by any insider may be inappropriate.

Avoid Automatic Reinvestments Outside a Company-Sponsored DRIP. In managing their brokerage accounts, insiders should avoid the automatic application of distributions/dividends toward the purchase of additional common shares. Such reinvestments would be made through open-market transactions and could occur at times when you are in possession of material non- public information or when some other trading restriction is in effect. In addition, each time such a reinvestment purchase was made by an executive officer or director, it would start a new six-month short-swing profits restriction period during which sales of shares would be prohibited (see below); in effect, such quarterly distribution reinvestment transactions would preclude the holder from ever being able to sell shares while being an insider. Purchases made pursuant to a company-sponsored DRIP are not covered by this restriction.

SPECIAL SHORT-SWING PROFITS RESTRICTION (Executive Officers and Directors Only)

Executive officers (as determined under SEC regulations) and directors of VRHI should be very careful not to sell VRHI’s shares within six months of purchasing VRHI’s shares unless absolutely necessary.

Automatic Liability. Securities laws prohibit short-swing profit-taking by executive officer and director insiders, and either the issuer or another shareholder may sue an insider to recover any profits realized in short-swing transactions. This provision is enforced literally, with no consideration of extenuating circumstances. In identifying recoverable profits, this provision matches purchases with subsequent sales of securities within six months but also matches sales with subsequent purchases within six months. If in doubt about your status as a covered executive officer or the timing of any sale, seek prior review and advice from the Securities Counsel (Clifford J. Hunt). The short-swing profits restrictions apply to all transactions of these persons, and transactions executed under Rule 10b5-1 trading plans can be matched against other transactions by you, your household relatives and entities in which you have a pecuniary interest to trigger this liability. Purchases made pursuant to a company-sponsored SPP or a company-sponsored DRIP are not covered by these restrictions. All profits realized from short-swing sales must be repaid immediately to VRHI.

Highly Scrutinized Area. Insider transactions are the subject of close attention by plaintiffs’ lawyers who make their livings by suing insiders to recover the short-swing profits on trades that appear on Form 4 and Form 5 report, when VRHI is a fully-reporting SEC issuer, or on OTC Markets as a non-reporting issuer.

SIMPLE RULE: If you buy any VRHI shares, hold all shares of VRHI for at least six months. If circumstances require you to buy or sell within the six month window, contact the Securities Counsel (Clifford J. Hunt) prior to executing the trade to determine whether any profit repayment will be necessary.

PROHIBITION ON DERIVATIVE TRANSACTIONS

Neither Veri Medtech employees nor directors, advisory directors or honorary directors of VRHI may trade in options, warrants, puts and calls or similar instruments on the securities of VRHI or sell the securities of VRHI “short.” Investing in the securities of VRHI provides an opportunity to share in the future growth of the partnership. However, investment in VRHI and sharing in its growth does not mean short-range speculation based on fluctuations in the market. Such activities may put the personal gain of the director, advisory director, honorary director, officer or employee in conflict with the best interests of VRHI and its security holders.This prohibition on derivative transactions does not extend to Veri Medtech or VRHI-issued options or other derivative securities, which may be exercised in accordance with this policy and the grant terms of those securities.

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NECESSARY RESTRICTIONS

This Insider Trading Policy necessarily limits opportunities to buy or sell VRHI shares, but this is one of the facts of life for directors, advisory directors, honorary directors, officers and employees of public companies. You may have entirely legitimate reasons for wanting to buy or sell VRHI’s securities or exercise options at any particular time, but unless these restrictions are carefully enforced and followed, serious consequences could result. Rule 10b5-1 trading plans can provide a greater element of flexibility for some portfolios, but such plans may not be suitable for everyone.

Obtain Review. If you have an urgent need to sell your VRHI shares at any time (whether or not a trading window applicable to you is closed or some other restriction is in effect), contact Securities Counsel (Clifford J. Hunt) for review of the situation to see if the circumstances might fit an exception to these restrictions that would permit a sale of shares at such time; however, if an appropriate exception is not available, it will be necessary to postpone the planned trade until all restrictions have been lifted.  BOTTOM LINE: You may not buy or sell VRHI shares or exercise options to acquire shares of VRHI whenever and however you may wish.

Assistance with Compliance.  In addition to Section 16 reporting of completed transactions, Rule 1444 has strict requirements that directors, executive officers and significant holders must follow before selling or otherwise transferring VRHI securities.  4 Specific guidance to assist executive officers and directors in complying with Rule 144 transfer requirements is available from Securities Counsel (Clifford J. Hunt).

Securities Counsel may provide assistance to prepare and file required reports with the SEC, the OTC and VRHI, but such reports are always the personal responsibility of each individual who is required to file.

Assuring Market Integrity. This policy for buying and selling VRHI shares is not intended to interfere unduly with the planning of insiders. It has been established to enable us to fulfill our responsibility to prevent the improper trading of VRHI shares by persons with inside information. This helps preserve the integrity of the market for VRHI shares, which is extremely important to Veri Medtech and VRHI. We appreciate your cooperation with this policy.

Individual Responsibility

Each employee, officer, director, advisory director and honorary director has the individual responsibility to comply with the securities laws and this Insider Trading Policy. If in doubt about the application of these laws or this policy to you or to any contemplated transaction, contact one of the persons identified under Questions, below.

Questions

Please direct questions as to any of the matters discussed in this memorandum to Grant Guthrie

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